                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                         -----------------------------


                                   FORM 11-K


                       Pursuant to Section 15 (d) of the
                        Securities Exchange Act of 1934


                         -----------------------------


(Mark One)


 [X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF
                              1934 [FEE REQUIRED]
                  for the fiscal year ended December 31, 1997

                                       OR

 [ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT
                           OF 1934 [NO FEE REQUIRED]
             For the transition period from ___________ to __________



         ------------------------------------------------------------

                          Commission File No. 0-25078


A.  Full Title of the Plan

           PHAMIS INC. SALARY SAVINGS AND DEFERRAL PLAN


B. Name of the Issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                           IDX Systems Corporation
                           1400 Shelburne Road
                           Burlington, VT  05402

                              REQUIRED INFORMATION


Financial Statements and Exhibit

Item (4) (a)    Independent Auditors' Report

                Financial Statements:

                Statements of Net Assets Available for Benefits,
                December 31, 1997 and 1996

                Statements of Changes in Net Assets Available for Benefits, years ended December 31, 1997 and 1996

                Notes to Financial Statements

                Schedule 1-Line 27a - Schedule of Assets Held for
                Investment Purposes, December 31, 1997

                Schedule 2-Line 27d - Schedule of Reportable
                Transactions, year ended December 31, 1997

         (b)    Exhibit:

                Consent of Independent Certified Public Accountants



                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed by the undersigned on their behalf hereunto duly authorized.


                               PHAMIS Inc. Salary Savings and Deferral Plan

Date:  June 26, 1998           BY: /s/ John A. Kane
       -------------               ---------------------------------------------
                                   John A. Kane
                                   Vice President, Finance, CFO and Treasurer

                   INDEX OF FINANCIAL STATEMENTS AND EXHIBIT


                                                                 Sequentially
Item       Description                                           Numbered Page
----       --------------------------------------------------    -------------
4 (a)      Independent Auditors' Report                                 4

           Financial Statements:

           Statements of Net Assets Available for Benefits,             5
           December 31, 1997 and 1996

           Statements of Changes in Net Assets Available                6
           for Benefits, years ended December 31, 1997
           and 1996

           Notes to Financial Statements                             7-15

           Schedule 1-Line 27a-Schedule of Assets Held                 16
           for Investment Purposes, December 31, 1997

           Schedule 2-Line 27d-Schedule of Reportable                  17
           Transactions, year ended December 31, 1997

  (b)      Exhibit:

           Consent of Independent Certified Public Accountants         18


                  PHAMIS INC.
                  SALARY SAVINGS AND DEFERRAL PLAN

                  Financial Statements and Schedules

                  December 31, 1997 and 1996

                  (With Independent Auditors' Report Thereon)

                          INDEPENDENT AUDITORS' REPORT



Plan Administration Committee
PHAMIS Inc. Salary Savings and Deferral Plan:


We have audited the accompanying statements of net assets available for benefits of PHAMIS Inc. Salary Savings and Deferral Plan (Plan) as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at December 31, 1997 and reportable transactions for the year ended December 31, 1997 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG Peat Marwick LLP

KPMG Peat Marwick LLP

Seattle Washington
May 15, 1998

                                  PHAMIS INC.
                        SALARY SAVINGS AND DEFERRAL PLAN

                Statements of Net Assets Available for Benefits

                           December 31, 1997 and 1996

                                                                                    1997                      1996
                                                                           --------------------      --------------------
Investments at fair value:
 Money market funds                                                      $                4,560                    31,477
 Common stock                                                                         3,891,749                 1,763,334
 Mutual funds                                                                         8,481,271                 5,562,900
 Self-directed investments of participants                                                   --                   537,365
 Loans to participants                                                                  377,781                   341,532
                                                                           --------------------      --------------------
                                                                                     12,755,361                 8,236,608
                                                                           --------------------      --------------------


Receivables:
 Sponsor                                                                                  9,485                    20,020
 Participants                                                                            98,272                    93,355
 Other                                                                                    4,543                    25,664
                                                                           --------------------      --------------------
                                                                                        112,300                   139,039
                                                                           --------------------      --------------------
Accrued interest and dividends                                                          122,359                   100,782
                                                                           --------------------      --------------------
      Net assets available for benefits                                  $           12,990,020                 8,476,429
                                                                           ====================      ====================


See accompanying notes to financial statements.

                                  PHAMIS INC.
                        SALARY SAVINGS AND DEFERRAL PLAN

           Statements of Changes in Net Assets Available for Benefits

                     Years ended December 31, 1997 and 1996

                                                                                   1997                     1996
                                                                           --------------------      --------------------
Additions to net assets available for benefits attributed to:
Investment income:
   Dividends                                                             $              498,217                   172,477
   Interest                                                                              33,992                    55,722
   Net appreciation (depreciation) in fair value of investments:
    Common stock                                                                      2,182,597                (2,138,510)
    Mutual funds                                                                        648,237                   336,046
    Self-directed investments of participants                                            14,369                   274,014
                                                                           --------------------      --------------------
                                                                                      2,845,203                (1,528,450)
                                                                           --------------------      --------------------
                                                                                      3,377,412                (1,300,251)
                                                                           --------------------      --------------------


 Contributions:
   Sponsor                                                                              338,672                   319,578
   Participants                                                                       1,682,065                 1,638,304
                                                                           --------------------      --------------------
                                                                                      2,020,737                 1,957,882
                                                                           --------------------      --------------------
Transfer from Data Breeze, Inc. 401(k) Plan                                             275,134                        --
                                                                           --------------------      --------------------
         Total additions                                                              5,673,283                   657,631

Deductions from net assets available for benefits attributed to
 benefits paid to participants                                                        1,159,692                   573,731
                                                                           --------------------      --------------------
         Net increase in net assets available for benefits                            4,513,591                    83,900

Net assets available for benefits at beginning of year                                8,476,429                 8,392,529
                                                                           --------------------      --------------------
Net assets available for benefits at end of year                         $           12,990,020                 8,476,429
                                                                           ====================      ====================

See accompanying notes to financial statements.

                                  PHAMIS INC.
                        SALARY SAVINGS AND DEFERRAL PLAN

                         Notes to Financial Statements

                          December 31, 1997 and 1996


(1)  DESCRIPTION OF PLAN

     The following description of the PHAMIS Inc. Salary Savings and Deferral Plan (Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     GENERAL

     The Plan is a defined contribution plan established in 1984 to provide a deferred income savings plan for employees of PHAMIS, Inc. The Plan's provisions permit tax deferred contributions by participants pursuant to section 401(k) of the Internal Revenue Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     On March 20, 1996, PHAMIS, Inc. merged with DataBreeze, Inc., which became a wholly-owned subsidiary. On April 30, 1997, the DataBreeze, Inc. 401(k) Plan merged with the Plan. On the date of the Plan merger, the DataBreeze, Inc. 401(k) Plan had assets available for benefits of approximately $275,000.

     On March 25, 1997, PHAMIS, Inc. entered into a merger agreement with IDX Systems Corporation (IDX or Sponsor). As a result of the merger, in July, 1997, the common stock in the PHAMIS, Inc. Stock Fund was converted to IDX common stock at the exchange ratio used to effect the merger. The PHAMIS, Inc. Stock Fund was replaced by the IDX Systems Corporation Stock fund. The management of IDX intends to merge the Plan with the IDX Systems Corporation Retirement Plan effective January 1, 1999.

     PLAN ADMINISTRATION

     The Sponsor is the Plan administrator and has appointed an administrative committee to administer the Plan. The assets of the Plan are held by Northwestern Trust and Investors Advisory Company (Northwestern Trust) which also serves as trustee of the Plan. Certain services are performed by Howard Johnson & Company based upon information provided by the Plan administrator. Administrative expenses of the Plan are paid by the Sponsor.

     ELIGIBILITY, CONTRIBUTIONS AND PARTICIPANT ACCOUNTS

     All non-union employees who were employees of PHAMIS, Inc. prior to the IDX merger or were hired at the Seattle location after the IDX merger who are age 18 or older are eligible to participate in the Plan after completing one hour of service, and become eligible for the employer matching contribution on the first day of the calendar quarter immediately following completion of one year of service (defined as a Plan year during which a participant completes at least 1,000 hours of service). All eligible employees are participants in the Plan whether or not actual contributions are made.

     Participants may contribute between 1% and 15% of their pretax salary, limited by the Internal Revenue Code to $9,500 in 1997 and 1996. Pretax contributions are matched by the Sponsor at 50% up to $1,500 per participant per year.

                                  PHAMIS INC.
                        SALARY SAVINGS AND DEFERRAL PLAN

                   Notes to Financial Statements, Continued


     VESTING

     Participants are immediately vested in their contributions, the Sponsor matching contributions and the earnings thereon.

     INVESTMENT OPTIONS

     Participants have the option of directing their contributions in 1% increments into any one or more of the Plan's investment options. Prior to July 11, 1997 the Sponsor matching contributions consisted of PHAMIS, Inc.'s common stock. Subsequent to July 11, 1997, the Sponsor contribution is made in cash and invested in accordance with the participant's contributions elections.

     A description of each of the available funds as of December 31, 1997 follows:

        . IDX SYSTEMS CORPORATION STOCK FUND--Invests in IDX Systems Corporation common stock.

        . BOND FUND OF AMERICA--Invests at least 60% of its assets in securities rated A or better by Moody's or Standard & Poor's bond rating services and can invest in lower rated, higher risk securities when appropriate, as well as in non-U.S. bonds.

        . WASHINGTON MUTUAL INVESTORS FUND--Seeks current income and an opportunity for growth of principal consistent with sound common stock investing. The fund invests only in companies which satisfy certain specifications regarding earnings, dividends, capital and liquidity.

        . AIM LIMITED MATURITY TREASURY--Invests in a diversified portfolio of short-term U.S. Government Securities.

        . AIM VALUE FUND--Invests in stocks of companies of various sizes, focusing on companies with above average earnings growth that are selling at or below market prices.

        . KAUFMANN FUND--Invests in a diversified portfolio of small company stocks. These investments generally assume higher risk in exchange for the opportunity of higher returns.

        . TEMPLETON FOREIGN FUND--Invests in the stocks of foreign companies in both developed and underdeveloped countries.

        . LOAN FUND--Allows participants to borrow up to 50% of their total account balance subject to certain limitations.

     Participants may change their investment options quarterly.

     Through March 31, 1996, participants were allowed a self-directed investment option where investments were made at the participant's discretion. Effective April 1, 1996, the Sponsor eliminated the self-directed investment option. Participants with self-directed investments were required to transfer their investments into one or more of the remaining available funds during 1996 and 1997.

                                  PHAMIS INC.
                        SALARY SAVINGS AND DEFERRAL PLAN

                   Notes to Financial Statements, Continued


     On a quarterly basis, each participant's account is credited with an allocation of each investment fund's earnings based on the participant's weighted average account balance in each fund for the quarter. Self-directed accounts are credited with the actual earnings from the participant's investments.

     PARTICIPANT NOTES RECEIVABLE

     Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of 50% of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Loan Fund. Loan terms range from 1 to 5 years or up to 30 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate of prime plus 1%. Principal and interest are paid ratably through monthly payroll deductions. Effective April 1, 1996, participants are limited to two outstanding loans at any point in time.

     PAYMENT OF BENEFITS

     Participants are eligible to receive distributions upon termination of employment, upon becoming permanently disabled, upon retirement, or upon request for a hardship withdrawal prior to termination. Distributions are paid in a single lump sum or, if the account balance exceeds $3,500 and at the participant's election, by payment in monthly, quarterly or annual installments over a fixed reasonable period of time not to exceed the combined life expectancy of the participant and beneficiary.

     FORFEITED ACCOUNTS

     Amounts forfeited by participants in the PHAMIS, Inc. Employee Stock Ownership Plan (ESOP), which merged with the Plan in 1995, who had terminated employment prior to the merger of the ESOP may be reinstated upon reemployment by the Sponsor within five years of the date of termination or withdrawal from the Plan as provided by the Plan. Otherwise, the forfeitures will be reallocated to the remaining participants. Forfeitures subject to reinstatement under this provision were $0 and $18,777 at December 31, 1997 and 1996, respectively.

 (2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF PRESENTATION

     The accompanying financial statements have been prepared on the accrual basis of accounting.

     USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles and the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 requires the use of estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

                                  PHAMIS INC.
                        SALARY SAVINGS AND DEFERRAL PLAN

                   Notes to Financial Statements, Continued


     INVESTMENT VALUATION AND INCOME RECOGNITION

     Investments other than loans to participants are stated at fair value based on quoted market prices. Loans to participants are valued at cost, which approximates fair value.

     Net appreciation or depreciation includes both realized and unrealized gains and losses. Purchases and sales of investments are recorded on a trade-date basis.

     RECLASSIFICATIONS

     Certain amounts reported in 1996 have been reclassified to conform to the 1997 presentation.

(3)  PLAN TERMINATION

     Although it has not expressed an intent to do so, the Sponsor has the right under the Plan to discontinue matching contributions or to terminate the Plan at any time subject to the provisions of ERISA. If terminated, Plan assets would be distributed to participants according to their account balances.

(4)  TAX STATUS

     The Internal Revenue Service has determined and informed the Sponsor by a letter dated September 20, 1995 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

                                  PHAMIS INC.
                       SALARY SAVINGS AND DEFERRAL PLAN

                    Notes to Financial Statements, Continued


(5)   INVESTMENTS

   The following table presents the assets held for investment purposes at December 31:

                                                                    1997                          1996
                                                  -----------------------------------------------------------------
                                                      PRINCIPAL                       PRINCIPAL
                                                      AMOUNT OR                       AMOUNT OR
                                                      NUMBER OF        INVESTMENT      NUMBER OF       INVESTMENT
                                                       SHARES            VALUE          SHARES           VALUE
                                                  ---------------    -------------   --------------- --------------

Money market funds:
  Fidelity Institutional Cash Domestic Money
  Market Class I                                       4,560                 4,560         31,477    $      31,477
                                                     -------            ----------        -------    -------------
Common stock:
  IDX Systems Corp.                                  105,182             3,891,749             --               --
  PHAMIS, Inc.                                            --                    --        136,958        1,763,334
                                                     -------            ----------        -------    -------------
Mutual funds:
  Bond Fund of America                                30,419               425,863         22,666          319,282
  Washington Mutual Investors Fund                    80,006             2,428,180         58,904        1,489,042
  AIM Limited Maturity Fund                           58,171               585,783         55,250          554,157
  AIM Value Fund A                                       717                23,237         71,937        2,080,413
  AIM Value Fund Class B                              87,632             2,794,602             --               --
  Kaufmann Fund                                      218,166             1,389,644        129,703          757,467
  Templeton Foreign Fund                              83,815               833,962         34,994          362,539
                                                                        ----------                   -------------
      Total mutual funds                                                 8,481,271                       5,562,900
                                                                        ----------                   -------------
Self-directed investments of participants                                       --                         537,365
Loans to participants                                                      377,781                         341,532
                                                                        ----------                   -------------

      Total investments                                                 12,755,361                   $   8,236,608
                                                                        ==========                   =============

                                  PHAMIS INC.
                       SALARY SAVINGS AND DEFERRAL PLAN

                         Notes to Financial Statements

                          December 31, 1997 and 1996


(6) NET ASSETS AVAILABLE FOR BENEFITS AND CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY FUND

    Net assets available for benefits as of December 31 and changes in net assets available for benefits for the years then ended are allocated by fund as follows:

                                                                               1997
                                          ------------------------------------------------------------------------------
                                                                            WASHINGTON          AIM
                                            IDX SYSTEMS        BOND           MUTUAL          LIMITED            AIM
                                            CORPORATION       FUND OF       INVESTORS         MATURITY          VALUE
                                            STOCK FUND        AMERICA          FUND             FUND            FUND
                                          -------------    -----------     ------------       ----------     -----------
Investments at fair value:
 Money market funds                       $       4,560             --               --               --              --
 Common stock                                 3,891,749             --               --               --              --
 Mutual funds                                        --        425,863        2,428,180          585,783       2,817,839
 Self-directed investments of
  participants                                       --             --               --               --              --
 Loans to participants                               --             --               --               --              --
                                          -------------    -----------     ------------       ----------     -----------
                                              3,896,309        425,863        2,428,180          585,783       2,817,839
                                          -------------    -----------     ------------       ----------     -----------
Receivables:
 Sponsor                                            395            538            2,784              534           2,285
 Participants                                     4,148          5,538           22,790            4,233          29,410
 Other                                              279          3,094              552               50            (106)
                                          -------------    -----------     ------------       ----------     -----------
                                                  4,822          9,170           26,126            4,817          31,589
                                          -------------    -----------     ------------       ----------     -----------
Accrued interest and dividends                      740          3,917               --            3,250          18,856
                                          -------------    -----------     ------------       ----------     -----------
     Net assets available for benefits    $   3,901,871        438,950        2,454,306          593,850       2,868,284
                                          =============   ============     ============       ==========     ===========

                                                                          1997
                                        -----------------------------------------------------------------------
                                                             TEMPLETON
                                         KAUFMANN             FOREIGN               LOAN
                                           FUND                FUND                 FUND              TOTAL
                                        -----------          -----------          ---------        ------------
Investments at fair value:
 Money market funds                              --                   --                 --               4,560
 Common stock                                    --                   --                 --           3,891,749
 Mutual funds                             1,389,644              833,962                 --           8,481,271
 Self-directed investments of
  participants                                   --                   --                 --                  --
 Loans to participants                           --                   --            377,781             377,781
                                        -----------          -----------          ---------        ------------
                                          1,389,644              833,962            377,781          12,755,361
                                        -----------          -----------          ---------        ------------
Receivables:
 Sponsor                                      1,791                1,158                 --               9,485
 Participants                                19,854               12,299                 --              98,272
 Other                                         (662)               1,336                 --               4,543
                                        -----------          -----------          ---------        ------------
                                             20,983               14,793                 --             112,300
                                        -----------          -----------          ---------        ------------
Accrued interest and dividends               89,476                6,120                 --             122,359
                                        -----------          -----------          ---------        ------------
     Net assets available for benefits    1,500,103              854,875            377,781          12,990,020
                                        ===========          ===========          =========        ============

                                  PHAMIS INC.
                       SALARY SAVINGS AND DEFERRAL PLAN

                   Notes to Financial Statements, Continued

                                                                                          1997
                                                       ---------------------------------------------------------------------
                                                              IDX                       WASHINGTON      AIM
                                                            SYSTEMS         BOND          MUTUAL      LIMITED       AIM
                                                          CORPORATION      FUND OF       INVESTORS    MATURITY     VALUE
                                                           STOCK FUND      AMERICA         FUND         FUND        FUND
                                                       ---------------------------------------------------------------------
Additions to net assets available for benefits
 attributed to:
 Investment income:
   Dividends                                           $           --       26,162        240,124      35,715       32,471
   Interest                                                       599           --             --          --           --
   Net appreciation (depreciation) in fair value
    of investments:
    Common stock                                            2,182,597           --             --          --           --
    Mutual funds                                                   --        6,416        399,112       3,063      222,420
    Self-directed investments of participants                      --           --             --          --           --
                                                         ------------   ----------    -----------   ---------   ----------
                                                            2,182,597        6,416        399,112       3,063      222,420
                                                         ------------   ----------    -----------   ---------   ----------
                                                            2,183,196       32,578        639,236      38,778      254,891
                                                         ------------   ----------    -----------   ---------   ----------
 Contributions:
   Sponsor                                                    267,430        3,533         20,538       2,965       22,393
   Participants                                               150,403       74,588        353,659      81,853      502,607
                                                         ------------   ----------    -----------   ---------   ----------
                                                              417,833       78,121        374,197      84,818      525,000
                                                         ------------   ----------    -----------   ---------   ----------
Transfer from DataBreeze, Inc. 401(k) Plan                     18,815        3,976         42,725      16,573       29,000
                                                         ------------   ----------    -----------   ---------   ----------
      Total additions                                       2,619,844      114,675      1,056,158     140,169      808,891

Net interfund transfers                                      (227,362)      30,475          9,623     (79,753)     158,982
Deductions from net assets available for benefits
 attributed to benefits paid to participants                  327,717       33,852        133,288      25,306      296,949
                                                         ------------   ----------    -----------   ---------   ----------
      Net increase in net assets available for
       benefits                                             2,064,765      111,298        932,493      35,110      670,924

Net assets available for benefits at beginning of year      1,837,106      327,652      1,521,813     558,740    2,197,360
                                                         ------------   ----------    -----------   ---------   ----------
Net assets available for benefits at end of year         $  3,901,871      438,950      2,454,306     593,850    2,868,284
                                                         ============   ==========    ===========   =========   ==========

                                                                                        1997
                                                        ------------------------------------------------------------------------
                                                                         TEMPLETON      SELF-
                                                            KAUFMANN      FOREIGN      DIRECTED        LOAN
                                                              FUND          FUND         FUND          FUND          TOTAL
                                                           ----------     ---------    ---------     ---------     -----------
Additions to net assets available for benefits
 attributed to:
 Investment income:
   Dividends                                                   89,476        74,269           --            --         498,217
   Interest                                                        --            --           --        33,393          33,992
   Net appreciation (depreciation) in fair value
    of investments:
    Common stock                                                   --            --           --            --       2,182,597
    Mutual funds                                               89,315       (72,089)          --            --         648,237
    Self-directed investments of participants                      --            --       14,369            --          14,369
                                                           ----------     ---------    ---------     ---------     -----------
                                                               89,315       (72,089)      14,369            --       2,845,203
                                                           ----------     ---------    ---------     ---------     -----------
                                                              178,791         2,180       14,369        33,393       3,377,412
                                                           ----------     ---------    ---------     ---------     -----------
 Contributions:
   Sponsor                                                     14,256         7,557           --            --         338,672
   Participants                                               318,778       200,177           --            --       1,682,065
                                                           ----------     ---------    ---------     ---------     -----------
                                                              333,034       207,734           --            --       2,020,737
                                                           ----------     ---------    ---------     ---------     -----------
Transfer from DataBreeze, Inc. 401(k) Plan                     99,475        61,317           --         3,253         275,134
                                                           ----------     ---------    ---------     ---------     -----------

      Total additions                                         611,300       271,231       14,369        36,646       5,673,283
Net interfund transfers                                       299,916       220,730     (441,782)       29,171              --
Deductions from net assets available for benefits
 attributed to benefits paid to participants                  189,305        10,582      109,952        32,741       1,159,692
                                                           ----------     ---------    ---------     ---------     -----------
      Net increase in net assets available for
       benefits                                               721,911       481,379     (537,365)       33,076       4,513,591

Net assets available for benefits at beginning of year        778,192       373,496      537,365       344,705       8,476,429
                                                           ----------     ---------    ---------     ---------     -----------
Net assets available for benefits at end of year            1,500,103       854,875           --       377,781      12,990,020
                                                           ==========     =========    =========     =========     ===========

                                  PHAMIS INC.
                       SALARY SAVINGS AND DEFERRAL PLAN

                   Notes to Financial Statements, Continued


                                                                                         1996
                                              ----------------------------------------------------------------------------------
                                                                                           WASHINGTON                 AIM
                                                   PHAMIS,                 BOND              MUTUAL                 LIMITED
                                                    INC.                  FUND OF           INVESTORS               MATURITY
                                                  STOCK FUND              AMERICA             FUND                    FUND
                                              -----------------------------------------------------------------------------------
Investments at fair value:

 Money market funds                              $     31,477                 --                    --                   --
 Common stock                                       1,763,334                 --                    --                   --
 Mutual funds                                              --            319,282             1,489,042              554,157
 Self-directed investments of participants                 --                 --                    --                   --
 Loans to participants                                     --                 --                    --                   --
                                                 ------------            -------             ---------              -------
                                                    1,794,811            319,282             1,489,042              554,157
                                                 ------------            -------             ---------              -------

Receivables:
 Sponsor                                               20,020                 --                    --                   --
 Participants                                          13,256              5,027                20,772                4,583
 Other                                                  8,993              3,343                 1,308                   --
                                                 ------------            -------             ---------              -------
                                                       42,269              8,370                22,080                4,583
                                                 ------------            -------             ---------              -------
Accrued interest                                           26                 --                10,691                   --
                                                 ------------            -------             ---------              -------
      Net assets available for benefits          $  1,837,106            327,652             1,521,813              558,740
                                                 ============            =======             =========              =======


                                                                                         1996
                                              ------------------------------------------------------------------------------------
                                                                           TEMPLETON     SELF-
                                                 AIM VALUE   KAUFMANN       FOREIGN     DIRECTED        LOAN
                                                   FUND        FUND           FUND       FUND           FUND         TOTAL
                                              ------------------------------------------------------------------------------------
Investments at fair value:

 Money market funds                           $       --           --           --           --           --         31,477
 Common stock                                         --           --           --           --           --      1,763,334
 Mutual funds                                  2,080,413      757,467      362,539           --           --      5,562,900
 Self-directed investments of
    participants                                      --           --           --      537,365           --        537,365
 Loans to participants                                --           --           --           --      341,532        341,532
                                              ----------      -------      -------      -------      -------      ---------
                                               2,080,413      757,467      362,539      537,365      341,532      8,236,608
                                              ----------      -------      -------      -------      -------      ---------

Receivables:
 Sponsor                                              --           --           --           --           --         20,020
 Participants                                     27,028       15,052        7,637           --           --         93,355
 Other                                             3,027        5,673        3,320           --           --         25,664
                                              ----------      -------     --------      -------      -------      ---------
                                                  30,055       20,725       10,957           --           --        139,039
                                              ----------      -------     --------      -------      -------      ---------
Accrued interest                                  86,892           --           --           --        3,173        100,782
                                              ----------      -------      -------      -------      -------      ---------
      Net assets available for benefits       $2,197,360      778,192      373,496      537,365      344,705      8,476,429
                                              ==========      =======      =======      =======      =======      =========

                                  PHAMIS INC.
                       SALARY SAVINGS AND DEFERRAL PLAN

                   Notes to Financial Statements, Continued

                                                                                       1996
                                             -----------------------------------------------------------------------------
                                                                    PHAMIS, INC.                               GROWTH
                                                 MONEY MARKET           STOCK            BOND FUND OF          FUND OF
                                                     FUND               FUND               AMERICA             AMERICA
                                             -----------------------------------------------------------------------------
Additions to net assets available for
 benefits attributed to:
 Investment income:
   Dividends                                        $      --                 --                22,815               --
   Interest                                             1,229               (460)                   --               --
   Net appreciation (depreciation) in
    fair value of investments:
    Common stock                                           --         (2,138,510)                   --               --
    Mutual funds                                           --                 --                (3,917)          58,445
    Self-directed investments of
     participants                                          --                 --                    --               --
                                                    ---------         ----------               -------       ----------
                                                           --         (2,138,510)               (3,917)          58,445
                                                    ---------         ----------               -------       ----------
                                                        1,229         (2,138,970)               18,898           58,445
                                                    ---------         ----------               -------       ----------
Contributions:
   Sponsor                                                 --            319,578                    --               --
   Participants                                        15,999            138,064                82,865          158,389
   Rollovers                                            3,659             17,738                15,639           36,557
                                                    ---------         ----------               -------       ----------
                                                       19,658            475,380                98,504          194,946
                                                    ---------         ----------               -------       ----------
      Total additions                                  20,887         (1,663,590)              117,402          253,391
Net interfund transfers                              (196,897)         2,029,921               (40,863)      (1,936,611)

Deductions from net assets available for
  benefits attributed to benefits paid to
  participants                                          3,804            265,565                50,048           22,374
                                                    ---------         ----------               -------       ----------

      Net increase (decrease) in net
       assets available for benefits                 (179,814)           100,766                26,491       (1,705,594)

Net assets available for benefits at
  beginning of year                                   179,814          1,736,340               301,161        1,705,594
                                                    ---------         ----------               -------       ----------

Net assets available for benefits at end            $      --          1,837,106               327,652               --
  of year                                           =========         ==========               =======       ==========

                                                                                       1996
                                               -------------------------------------------------------------------------------
                                                    WASHINGTON               AIM
                                                      MUTUAL               LIMITED        AIM
                                                    INVESTORS              MATURITY      VALUE             KAUFMANN
                                                      FUND                   FUND         FUND               FUND
                                               ---------------          --------------   --------      --------------
Additions to net assets available for
 benefits attributed to:
 Investment income:
   Dividends                                           32,084               6,009        85,921             17,092
   Interest                                                --                 --             --                 --
   Net appreciation (depreciation) in
    fair value of investments:
    Common stock                                           --                 --             --                --
    Mutual funds                                      131,976                 73        110,552             23,106
    Self-directed investments of
     participants                                          --                 --             --                --
                                                      -------            -------      ---------            -------
                                                      131,976                 73        110,552             23,106
                                                      -------            -------      ---------            -------
                                                      164,060              6,082        196,473             40,198
                                                      -------            -------      ---------            -------
 Contributions:
   Sponsor                                                 --                 --             --                 --
   Participants                                       323,971             49,951        318,046            156,626
   Rollovers                                           64,194                 50         41,113             41,059
                                                      -------            -------      ---------            -------
                                                      388,165             50,001        359,159            197,685
                                                      -------            -------      ---------            -------
      Total additions                                 552,225             56,083        555,632            237,883
Net interfund transfers                                50,339            535,454      1,721,976            550,505

Deductions from net assets available for
 benefits attributed to benefits paid to
 participants                                          86,518             32,797         80,248             10,196
                                                     --------            -------      ---------            -------
      Net increase (decrease) in net
       assets available for benefits                  516,046            558,740      2,197,360            778,192

Net assets available for benefits at
 beginning of year                                  1,005,767                 --            --                 --
                                                    ---------            -------      ---------            -------

Net assets available for benefits at end
 of year                                            1,521,813            558,740      2,197,360            778,192
                                                    =========            =======      =========            =======

                                                                                   1996
                                             ---------------------------------------------------------------------------------

                                                  TEMPLETON           SELF-
                                                   FOREIGN          DIRECTED       LOAN              ESOP
                                                    FUND              FUND         FUND              FUND          TOTAL
                                             ---------------------------------------------------------------------------------
Additions to net assets available for
 benefits attributed to:
 Investment income:
   Dividends                                           8,556              --            --              --          172,477
   Interest                                               --          29,539        25,414              --           55,722
   Net appreciation (depreciation) in
    fair value of investments:
    Common stock                                          --              --            --              --       (2,138,510)
    Mutual funds                                      15,811              --            --              --          336,046
    Self-directed investments of
     participants                                         --         274,014            --              --          274,014
                                                   ---------      ----------      --------      ----------      -----------
                                                      15,811         274,014            --              --       (1,528,450)
                                                   ---------      ----------      --------      ----------      -----------
                                                      24,367         303,553        25,414              --       (1,300,251)
                                                   ---------      ----------      --------      ----------      -----------
 Contributions:
   Sponsor                                                --              --            --              --          319,578
   Participants                                       80,364          51,201            --              --        1,375,476
   Rollovers                                          24,717          16,680         1,422              --          262,828
                                                   ---------      ----------      --------      ----------      -----------
                                                     105,081          67,881         1,422              --        1,957,882
                                                   ---------      ----------      --------      ----------      -----------
      Total additions                                129,448         371,434        26,836              --          657,631
Net interfund transfers                              246,374      (1,061,573)      199,301      (2,097,926)              --

Deductions from net assets available for
 benefits attributed to benefits paid to
 participants                                          2,326          17,861         1,994              --          573,731
                                                   ---------      ----------      --------      ----------      -----------
      Net increase (decrease) in net
       assets available for benefits                 373,496        (708,000)      224,143      (2,097,926)          83,900

Net assets available for benefits at
 beginning of year                                         --      1,245,365       120,562       2,097,926        8,392,529
                                                   ----------     ----------      --------      ----------      -----------

Net assets available for benefits at end
 of year                                           $  373,496        537,365       344,705              --        8,476,429
                                                   ==========     ==========      ========      ==========      ===========

                                                                      Schedule 1
                                                                      ----------

                                  PHAMIS INC.
                        SALARY SAVINGS AND DEFERRAL PLAN

            Line 27a--Schedule of Assets Held for Investment Purposes

                               December 31, 1997


     IDENTITY OF ISSUE,              DESCRIPTION OF INVESTMENT, INCLUDING
    BORROWER, LESSOR, OR               MATURITY DATE, RATE OF INTEREST,                                 CURRENT
     SIMILAR PARTY                    COLLATERAL, PAR OR MATURITY VALUE                COST              VALUE
---------------------------    --------------------------------------------     ---------------     ----------------

American Funds                    Bond Fund of America, 30,419 shares           $  415,490              425,863

American Funds                    Washington Mutual Investors Fund,
                                    80,006 shares                                1,827,069            2,428,180


Fidelity Management and           Fidelity Institutional Cash Domestic
 Research                           Money Market Class I, 4,560 shares               4,560                4,560


AIM Investment Securities         AIM Limited Maturity Treasury Shares,
 Funds                              58,171 shares                                  644,532              585,783


AIM Investment Securities         AIM Value Fund A, 717 shares
 Funds                                                                              23,865               23,237


AIM Investment Securities         AIM Value Fund Class B 87,632 shares
 Funds                                                                           2,519,201            2,794,602


Kaufmann Fund, Inc.               Kaufmann Fund, 218,166 shares                  1,314,949            1,389,644

Franklin Templeton Group          Templeton Foreign Fund, 83,815 shares            893,371              833,962

*IDX Systems Corp.                Common stock, 105,182 shares                   1,492,962            3,891,749

Various                           Participant loans, 7% to 10%                          --              377,781


* Party-in-interest of the Plan as defined by Section 3(14) of ERISA.

                                                                      Schedule 2
                                                                      ----------

                                  PHAMIS INC.
                        SALARY SAVINGS AND DEFERRAL PLAN

                Line 27d--Schedule of Reportable Transactions(1)

                          Year ended December 31, 1997

                                                                                                           CURRENT VALUE
                                                                                                            OF ASSET ON      NET
                                                                     PURCHASE      SELLING       COST OF    TRANSACTION    GAIN OR
  IDENTITY OF PARTY INVOLVED          DESCRIPTION OF ASSET            PRICE         PRICE         ASSET         DATE        (LOSS)
-------------------------------   -----------------------------    -----------   ------------  ----------  -------------  ---------

Series of transactions:
 Kaufmann Fund, Inc.                  Kaufmann Fund                 $   742,688                   742,688     742,688          --
 Kaufmann Fund, Inc.                  Kaufmann Fund                                  294,984      275,675     294,984      19,309
 AIM Investment Securities Funds      AIM Value Fund Class B            860,925                   860,925     860,925          --
 AIM Investment Securities Funds      AIM Value Fund Class B                         326,064      318,935     326,064       7,129
 AIM Investment Securities Funds      AIM Limited Maturity Fund         419,844                   419,844     419,844          --
 AIM Investment Securities Funds      AIM Limited Maturity Fund                      406,255      344,322     406,255      61,933
 American Funds                       WM Investors Fund                 823,576                   823,576     823,576          --
 American Funds                       WM Investors Fund                              249,566      189,881     249,566      59,685
 Franklin Templeton Group             Templeton Funds                   516,979                   516,979     516,979          --
 Franklin Templeton Group             Templeton Funds                                 35,736       32,712      35,736       3,024

(1) Reportable transactions as defined in the Department of Labor's reporting regulations consist of (a) a single transaction in excess of 5% of the current value of Plan assets, (b) a series of transactions with or in conjunction with the same person, involving property other than securities, which amount in the aggregate to more than 5% of the current value of Plan assets, (c) a series of transactions with respect to securities of the same issue which amount in the aggregate to more than 5% of the current value of total Plan assets and (d) any transaction with respect to securities with or in conjunction with a person if a prior or subsequent single transaction has occurred with respect to securities with or in conjunction with that same person in an amount in excess of 5% of the current value of Plan assets.
    The current value of Plan assets, to apply the definition of reportable transactions, is determined at the beginning of the Plan year.